EXHIBIT 3.05
CERTIFICATE OF AMENDMENT
TO
NINTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
GREEN DOT CORPORATION
     Green Dot Corporation, a corporation organized existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies that the following amendment to the corporation’s Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, with the approval of such amendment by the corporation’s stockholders having been given by written consent without a meeting in accordance with Sections 228(d) and 242 of the General Corporation Law:
     The first paragraph of Article FOUR of the Ninth Amended and Restated Certificate of Incorporation of the Corporation is amended in its entirety to read as follows:
The Corporation is authorized to issue 75,000,000 shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), 75,000,000 shares of Class B Common Stock, par value $0.001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) and 25,553,267 shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of which 6,519,575 are designated “Series A Preferred Stock,” 3,197,667 are designated “Series B Preferred Stock,” 10,113,638 are designated “Series C Preferred Stock,” 4,540,569 are designated “Series C-1 Preferred Stock,” and 1,181,818 are designated “Series C-2 Preferred Stock.”
     IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 27th day of May, 2010 and the foregoing facts stated herein are true and correct.

GREEN DOT CORPORATION
By:	/s/ Steven W. Streit
Steven W. Streit,
President and Chief Executive Officer